SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 14, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We reached a net income of R$ 788.9 million in 2Q09

São Paulo, August 14, 2009 – (BOVESPA: TAMM4, NYSE: TAM) We present the results of the 2nd quarter 2009 (2Q09). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with Brazilian accounting principles (BR GAAP), law 11,638. Through the document, there are some summary to assist our investors in understanding the key changes to our financial disclosure as we make our transition to financial statements prepared in accordance with IFRS (as issued by the IASB) from our previous presentation of financial statements prepared in accordance with Brazilian GAAP with a US GAAP reconciliation, as well as to explain a change in our accounting treatment for some of our engine maintenance contracts.

Conference calls

Portuguese (Click here to access)	English (Click here to access)
August 14, 2009	August 14, 2009
11:00 am (Brazil time)	12:30 pm (Brazil time)
10:00 am (US EDT)	11:30 am (US EDT)

Phone: 0800 891-5822	Phone: +1 617 213 8859
Password: 26461824	Password: 19196560

Replay: +1 617-801-6888	Replay: +1 617-801-6888
Available from 08/11/2009 until 08/18/2009	Available from 08/11/2009 until 08/18/2009
Code: 94501482	Code: 91445920

Highlights

  7.1 million passengers transported in 2Q09

  Gross Revenues of R$ 2.4 billion

  Punctuality index of 93.4% in the quarter, 1.5 p.p. higher than the sector’s average

  Integration of our Loyalty program (TAM Fidelidade) with Air Canada’s mileage program (Aeroplan)

  Beginning of code-share operations and integration of Loyalty programs with Swiss

  Strengthening operations at Santos Dumont Airport, Rio de Janeiro

  TAM Viagens updates its line of products and services

  MRO – contracts for LAN Group’s aircraft maintenance

  We launched the Multiplus Fidelidade

  Airbus Operational Excellence Award for the A320 family

Operational Performance

Domestic Operations (2Q09 compared to 2Q08)

  We reached 46.2% average market share.

  Our capacity (ASK) in the domestic market increased 10.7% as a result of the net increase in our operating fleet of 2 A321, 8 A320 and 5 A319 (in 2Q09 we did not have any F-100 in our operating fleet). In the other hand, the block hours by aircraft reduced from 12.7 hours/day to 11.6 flown hours per day quarter average (total operation).

  Demand (RPK) decreased 0.5% .

  Our domestic load factor decreased to 61.7% .

International Operations (2Q09 compared to 2Q08)

  We had 86.6% average market share.

  Capacity increased 23.4%, due to the increase of 4 B777, 4 A330 and 1 B767 into our international operating fleet (partially compensated by the phase-out of 4 MD11s from our fleet) making possible the beginning of long haul flights from Rio de Janeiro to Miami and New York and from Sao Paulo to Orlando. In South America, we started daily flights from Buenos Aires to Brasília and from São Paulo to Lima and Bariloche through the increase in the narrow body fleet operating in the region. Also in South America, we increase the capacity operating the B777 to Santiago.

  Our demand increased 15.1% .

  The international load factor decreased 4.9 p.p. to 68.4% .

Loyalty Program Operations (Fidelidade)

  The program has 6.1 million members, representing a rich database for customer relationship.

  We maintain our strategy to improve the program as a loyalty tool to TAM and our main partners.

  We made redemption more flexible with fewer points, which granted the program a unique position in the market and we are exploring new alternatives, as the option to redeem points in the products and services of TAM Viagens.

  Current agreements: Victoria, of TAP; LAN Pass, of LAN; Miles&More of Lufthansa and Swiss, Mileage Plus of United Airlines.

  Star Alliance – FFP agreements with the current members of the alliance.

Cargo Operations

  We increased our cargo availability, mainly in the international market adding the B777 aircraft models in our fleet.

  The slowdown in the global economic activity impacted negatively our cargo business, decreasing the transported volumes.

  We continue to improve our cargo terminals throughout Brazil to further develop our operations. We are also implementing a new system to manage the operations.

Maintenance Operations (MRO - Maintenance, Repair and Overhaul)

  We are certified to perform the maintenance of all aircraft models of our fleet (apart from engines) besides the A318 and more than 2 thousand aeronautic components and we are in process to obtain the certification to perform services in the Boeing 767 aircraft models.

  Our MRO unit is present in all stations we operate, offering line maintenance services to several customers.

  We implemented new processes and metrics in cost control by task, helping us to minimize expenses and the average time the aircraft is away in the hangar for maintenance.

  European certification to all aircraft of our fleet – the EASA145

  We are making progress with the process to obtain the North American certification (FAR-145), with which we will be able to execute services in the aircraft registered in the USA.

  We created the concept of technological condominium, dividing our area in lots dedicated to the installation of our companies.

  We have also initiated an effort to increase our brand recognition worldwide, to promote the unit increasing visibility with both potential customers and investors.

  We signed contracts for LAN Group’s aircraft maintenance

TAM Viagens Operations

  We updated the line of products and services from TAM Viagens, our travel agency, now we offer an even more personalized service to our customers.

  We reformulated TAM Viagens’ website that now has a more modern design and new tools, allowing our customers to purchases online: www.tamviagens.com.

Financial Performance

Table 1: Total RASK and Yield Total, Scheduled Domestic and International

	2009			2008			Variation (%)

	1st quarter	2nd quarter	Accum . To June	1st quarter	2nd quarter	Accum . To June	1st quarter	2nd quarter	Accum . To June

RASK scheduled domestic (cents)²	14.21	13.21	13.71	15.37	17.66	16.53	-7.6	-25.2	-17.0
Domestic Load factor - %	63.1	61.4	62.2	69.9	68.1	69.0	-6.8 p.p.	-6.7 p.p.	-6.7 p.p.
Yield Scheduled Domestic (cents of rea	23.59	22.60	23.10	23.09	27.23	25.16	2.2	-17.0	-8.2

RASK scheduled Internacional (cents)²	12.48	8.99	10.72	11.39	11.48	11.44	9.5	-21.7	-6.2
International Load factor - %	71.7	68.5	70.1	76.9	73.4	75.2	-5.2 p.p.	-4.9 p.p.	-5.0 p.p.
Yield Scheduled International (cents of	17.40	13.13	15.30	14.82	15.64	15.22	17.4	-16.1	0.5
RASK scheduled Internacional (cents o	5.39	4.61	5.49	6.51	7.21	7.18	-17.3	-36.1	-23.5
Yield Scheduled International (cents of	7.52	6.73	7.84	8.47	9.83	9.56	-11.3	-31.6	-18.0

(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

  Our total RASK decreased 20.9%

  Total CASK decreased by 10.4% in 2Q09 compared to 2Q08, and CASK excluding fuel increased 15.0% .

  EBIT and EBITDAR margins of (4.1) % and 8.3 % respectively.

  Net income of R$ 788.9 million, a positive margin of 34.3% .

  Our total cash and cash equivalents equaled R$ 1,057 million.

  Return on Equity (ROE) of (64.1)% .

  Return on Assets (ROA) of (6.2)% .

Subsequent Event

Debentures Issuance

On July 24, 2009 our wholly owned subsidiary TAM Linhas Aereas S.A. made its first public issuance, which by restriction will only be directed to qualified investors, in compliance with the Brazilian Securities Commission´s Instruction N. 476, from January 16, 2009, consisting of 600 regular bonds, not convertible into shares, in a single series, in cash with a real guarantee, with a unitary par value of R$1,000,000.00, for a total amount of R$600,000,000.00, and which it will expire July 24, 2013.

The Bonds are guaranteed by fiduciary assignment of receivables and by an additional surety guarantee, given by us, in favor of the bondholders.

The par value of the Bonds will be amortized in 13 quarterly and consecutive payments, to be made the 24th day of the months of January, April, July and October of each year, with the first payment due on July 24, 2010. The Bonds will pay established remunerative interest, based on the accumulative variation of 126.50% of the Daily Interbank deposit rate, calculated exponentially and cumulatively, pro-rated for the number of business days. The remunerative interest will be paid monthly on the 24th day of the month, beginning August 24, 2009.

Planner DTVM Ltda. is the fiduciary agent for this Issuance.

BB - Banco de Investimento S.A. was also contracted as the leading coordinator of this Issue, as well as Banco Bradesco S.A. as the designated Issuance bank.

The monies obtained from this Issuance will be used to reinforce TAM Linhas Aereas S.A.´s working capital.

Market

Graph 1: Market growth in domestic and international markets (base 100)

Domestic Market - The domestic market demand increased 1.8% comparing 2Q09 vs. 2Q08 while there was an increase in supply of 10.3% in the same period. As a result, the industry's load factor decreased 5.2 p.p. to 62.5% in 2Q09 compared to 67.7% in 2Q08.

International Market - In the international market, both demand and supply increased by 0.2% and 3.7%, respectively, when comparing 2Q09 vs. 2Q08. These factors led to a decrease in industry load factor from 67.7% to 65.5% in 2Q08 and 2Q09, respectively.

Financial Results - BRGAAP

All the values shown in the tables below are prepared in accordance with Brazilian accounting principles law 11.638 (BR GAAP) and were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances (from 2Q08 to 2Q09) may be different from the amounts shown in the tables below.

Table 2: Expenses – Quarter

	2nd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

	2009	2008	Variation (%)	2009	2008	Variation (%)

Operational Income	15.16	19.14	-20.8	2,394.8	2,615.1	-8.4
Flight revenue	13.20	17.48	-24.5	2,085.1	2,388.7	-12.7
Domestic	8.14	11.20	-27.3	1,286.3	1,530.3	-15.9
International	3.70	4.41	-16.1	583.9	602.6	-3.1
Cargo	1.36	1.87	-27.3	214.9	255.8	-16.0
Other operating sales and/or services	1.96	1.66	18.1	309.7	226.4	36.8
revenues
Sales deductions and taxes	(0.61)	(0.74)	-17.6	(96.3)	(100.6)	-4.3

Net operational income	14.55	18.40	-20.9	2,298.5	2,514.4	-8.6

Operational expenses
Fuel	(3.93)	(7.23)	-45.6	(619.9)	(988.6)	-37.3
Selling and marketing expenses	(1.58)	(1.66)	-4.8	(249.3)	(227.0)	9.8
Aircraft, engines and equipment leasing	(0.86)	(0.74)	16.2	(136.1)	(100.9)	34.9
Personnel	(3.20)	(3.03)	5.6	(506.1)	(414.4)	22.1
Maintenance and review s (except personnel)	(1.19)	(0.73)	63.0	(188.6)	(100.1)	88.4
Outsourced services	(1.18)	(1.26)	-6.3	(186.1)	(171.6)	8.4
Landing and take-off and navigation charges	(0.99)	(0.89)	11.2	(156.1)	(121.5)	28.5
Depreciation and amortization	(0.95)	(0.55)	72.7	(150.7)	(75.3)	100.1
Aircraft insurance	(0.10)	(0.08)	25.0	(15.9)	(11.3)	40.7
Others	(1.53)	(1.14)	34.2	(242.0)	(155.5)	55.6

Total of operational expenses	(15.52)	(17.32)	-10.4	(2,450.9)	(2,366.3)	3.6

Gross profit	(0.96)	1.08	N.A.	(152.4)	148.2	N.A.

Financial income (expense)	8.13	2.74	196.7	1,283.9	373.8	243.5
Other operating expenses. Net	0.36	(0.05)	N.A.	57.1	(6.4)	N.A.

Operating income (loss)	7.53	3.77	99.7	1,188.6	515.5	130.6
Income tax and social contribution	(2.53)	(1.31)	93.1	(399.1)	(178.9)	123.1

Income (loss) before minority interest	5.00	2.46	103.3	789.5	336.7	134.5
Minority interest	(0.00)	0.00	N.A.	(0.6)	0.4	N.A.

Net income (loss) for the period	5.00	2.47	102.4	788.9	337.0	134.1

EPS (R$)				5.24	2.24	134.1
EPS (USD)				2.68	1.41	90.9

Gross Revenue – Decreased 8.4% in 2Q09 compared to 2Q08, to R$ 2,394.8 million, due to:

Domestic revenue - Decreased 15.9%, to R$ 1,286.3 million due to the reduction in demand of 0.5% ( in RPKs) and to the yield decrease of 17%.

International revenue - Decreased 3.1% to R$ 583.9 due to the reduction of 16% in yield in Reais which was impacted by the depreciation of the Real against the US dollar of 22.6%, partially offset by the increase in demand of 15.1% (in RPKs) ..

Cargo revenue - Decreased 16.0%, to R$ 214.9 million mainly due to the slowdown in the global economic activity, reducing our transported volumes.

Other revenues - Increased 36.8% to R$ 309.7 million due to the increase in sales of our loyalty program points in 54% to R$ 156 million.

Operational expenses - Increased by 3.6% to R$ 2,450.9 million, 8.4% in 2Q09 compared to 2Q08 due to the increase in expenses of depreciation and amortization, maintenance and repairs and other expenses and to the depreciation of the Real in 22.6% . The CASK decreased 10.4% to 15.52 Real cents and the CASK excluding fuel expenses increased 15.0% to 11.59 Real cents.

Fuel - Decreased 37.3% to R$ 619.9 million, mainly due to the decrease in the average price per liter of 41.8% and the increase of 7.7% in the average stage length, partially compensated by the 7.8% increase in liters consumed and the depreciation of 22.6% of the Real. Per ASK decreased 45.6% .

Sales and Marketing - Increased 9.8% to R$ 249.3, representing 10.8% of total net revenues, an increase of 1.8 p.p.. The main reason was the increase in international sales (passenger and cargo) which has higher commercial expenses, partially offset by the incentive expenses reduction in the domestic market. Per ASK decreased 4.8% .

Aircraft and equipment leasing - Increased by 34.9% to R$ 136.1 million, mostly due to the 22.6% depreciation of the Real against the US dollar partially compensated by the Libor interest rate decrease and by the reduction of one aircraft classified as operational lease. Per ASK increased 16.2% .

Personnel expenses - Increased by 22.1% to R$ 506.1 million, mainly due to 5.6% increase in headcount from 22,911 to 24,192, related to the incorporation of new aircraft types into our fleet, new international stations and the annual salary increase of 8% since December 2008. Per ASK increased 5.6% .

Maintenance and repairs (except personnel) - Increased 88.4% to R$ 188.6 million, mainly due to engine maintenance, to the net increase in our fleet in 19 aircraft, to the increase in flown hours of 9.9% and the depreciation of the Real against the US dollar of 22.6%, partially compensated by the change in our fleet mix (eliminating from our fleet the F100 and MD11 models). Per ASK increased 63%.

Third party services - Increased by 8.4% to R$ 186.1 million due to the increase in consulting services, the increase in our international operations (expenses related to international stations and the international distribution – GDS Global Distribution System)) and by the depreciation of the Real against the US dollar of 22.6% . Per ASK decreased 6.3% .

Landing, take-off and navigation charges - Increased 28.5% to R$ 156.1 million, due to the increase in international flights, which expenses are higher than the domestic ones, the navigation charges as a consequence of the increase of 11.7% in kilometers flown, the increase of 3.8% in take-offs and the depreciation of the real in 22.6% . Per ASK increased 11.2% .

Depreciation and amortization - Increased 100.1% to R$ 150.7 million, mainly due to the increase of 20 aircraft classified as financial lease. Per ASK increased 72.7% .

Aircraft insurance - Increased 40.7% to R$ 15.9 million, mainly due to the net increase of 19 aircraft in our fleet and by the depreciation of the Real against the US dollar of 22.6%, compensated by a reduction of 6% in the number of passengers transported. Per ASK increased 25.0% .

Other operating expenses - Increased by 55.6% to R$ 242.0 million due to the depreciation of the Real against the US dollar of 22.6%, impacting mainly the expenses related to the international operations. This item is comprised by general provisions, items related to on board services, expenses with passengers, interrupted flights, crew and other expenses. Per ASK increased 34.2% .

Net financial result - Our net financial result presented positive result of R$ 1,283.9 million, mainly due to the positive impact of the exchange rate compared to the 1Q09 that impacted our balance sheet and the mark to market of our future fuel hedge positions.

Net Income - Our result was a net income of R$ 788.9 million, as a result of the matters above discussed that represented an increase of 20.9 p.p. in margin, to a positive margin of 34.3% .

Table 3: EBITDAR, EBITDA e EBIT calculation

			2009			2008		Variation (%)

	1st		Accum. To June	1st		Accum. To June	1st		Accum. To June
	quarter	2nd quarter		quarter	2nd quarter		quarter	2nd quarter

Net income before minority interest	62.4	789.5	852	58.4	336.7	395	7%	135%	116%
Income tax and social contribution	35.0	399.1	434	41.7	178.9	221	-16%	123%	97%
Financial result, net	91.3	(1,283.9)	-1,193	(16.0)	(373.8)	-390	-670%	244%	206%
EBIT	188.7	(95.3)	93	84.2	141.8	226	124%	-167%	-59%

Depreciation and amortization	137.6	150.7	288	96.6	75.3	172	42%	100%	68%

EBITDA	326.3	55.4	382	180.8	217.1	398	80%	-74%	-4%
Rental - Leasing	173.0	136.1	309	125.6	100.9	227	38%	35%	36%

EBITDAR	499.3	191.5	691	306.4	318.1	624	63%	-40%	11%

Net revenue	2,639.0	2,298.5	4,938	2,260.3	2,514.4	4,775	17%	-9%	3%

Margins:
EBIT	7.2	(4.1)	1.9	3.7	5.6	4.7	3.4 p.p.	-9.8 p.p.	-2.8 p.p.
EBITDA	12.4	2.4	7.7	8.0	8.6	8.3	4.4 p.p.	-6.2 p.p.	-0.6 p.p.
EBITDAR	18.9	8.3	14.0	13.6	12.6	13.1	5.4 p.p.	-4.3 p.p.	0.9 p.p.

EBIT - EBIT margin was (4.1) %, a reduction of 9.8 p.p., reaching R$ (95.3) million, it was a consequence of the reduction of 10.4% in CASK and of the 20.9% RASK reduction.

EBITDAR - EBITDAR margin was 8.3%, reaching R$ 191.5 million, representing a reduction in the EBITDAR margin of 4.3 p.p. given the facts above mentioned in our revenues and expenses.

Summary of Key Accounting Differences

We are providing the summary below to assist our investors in understanding the key changes to our financial disclosure as we make our transition to financial statements prepared in accordance with IFRS (as issued by the IASB) from our previous presentation of financial statements prepared in accordance with Brazilian GAAP with a US GAAP reconciliation – item “A. Summary of Key Accounting Differences as they relate to us”, as well as to explain a change in our accounting treatment for some of our engine maintenance contracts – item “B. Our new accounting treatment for “power by the hour” maintenance contracts”.

A. Summary of Key Accounting Differences as they relate to us

Classification of flight equipment as financial leases

Under IFRS, finance leases are defined as leases which transfer substantially all risks and rewards to the lessee. While there are no specific rules which define when substantially all risks and rewards have been transferred, under IFRS the following criteria typically indicate that the lessee has assumed substantially all risks and rewards:

• the lease transfers ownership of the property to the lessee by the end of the lease;
• the lease contains a bargain purchase option for a price below market value;
• the lease term covers the majority of the economic life of the leased asset;
• the present value of the minimum lease payments at the beginning of the term of the lease amounts to at least substantially all of the fair value of the leased asset; and • the leased asset is of a specialized nature, such that only the lessee is able to use that asset without major modifications.

Brazilian GAAP has no specific requirement in relation to defining a “finance lease” or accounting for leases. Under Brazilian GAAP we recognized contracts where the lessee had a bargain purchase option for the applicable asset as a finance lease, and treated all other leases as operating leases

Accounting for sale-leaseback transactions

Under IFRS, a sale-leaseback transaction where the resulting lease is a finance lease is treated as a single transaction pursuant to which any gain or loss for the seller (who becomes the lessee) is deferred and amortized over the term of the lease. Accordingly, under IFRS gains and losses in relation to sale-leaseback transactions are amortized over the lease term. Brazilian GAAP has no specific requirement in relation to accounting for sale-leaseback transactions. Under Brazilian GAAP, we recognized any gains or losses from sale-leaseback transactions on our income statement at the time of the transaction.

Built-in overhaul accounting for aircraft engine maintenance

Under IFRS, we apply the “built-in overhaul” method in relation to aircraft engine maintenance. This means that we segregate aircraft expenses into two groups, the first being expenses that should be depreciated over the useful life of an aircraft and the second being expenses that require overhaul at periodic intervals. In our case, under IFRS major maintenance expenditure is capitalized and depreciated over the period to the next scheduled maintenance event. We also applied the built-in overhaul method under Brazilian GAAP. However, the aircraft engines covered by the built-in overhaul method were different because only those engines that were covered by finance leases were subject to accounting under the built-in overhaul method. Under Brazilian GAAP, we expensed engine maintenance as incurred for aircraft engines under operating leases.

Revaluation of aircraft

Under IFRS, we revalue our aircraft annually. Under Brazilian GAAP, we recorded the value of our aircraft on a historical expense basis. We engaged a firm of independent valuation experts to conduct the annual revaluation of our aircraft under IFRS.

Revenue in relation to loyalty program points

Under IFRS, we defer the revenue in relation to outstanding (unredeemed) loyalty program points earned by participants in our loyalty program, TAM Fidelidade. This applies to all outstanding loyalty program points, whether earned by customers taking flights with us or loyalty program points earned by customers who receive points that we sell to our loyalty program partners. We defer this revenue based on a fair value estimate of outstanding points, after deducting our estimate for loyalty points that will expire unused. We recognize passenger revenues on our income statement at the time that passengers take flights by redeeming their loyalty program points.

Under Brazilian GAAP, with respect to points earned by customers taking flights with us, we recorded a liability and related expense for incremental expenses in relation to the redemption of outstanding loyalty points. Under Brazilian GAAP, with respect to revenue from points sold to loyalty program partners, we recorded revenue from points issued to our loyalty program partners at the time those points were issued to participants.

Accounting for pre-delivery payments (PDPs)

Under IFRS, we account for pre-delivery payments, or “PDPs” (which are payments we make to aircraft manufacturers pursuant to agreements where we agree to purchase aircraft from them, with the payments being made before the aircraft are delivered) as non-monetary items, with no exchange differences arising in relation to payments in currencies other than Brazilian reais, because we do not have a contractual right for the PDPs to be refunded. We capitalize borrowing expenses in relation to PDPs under IFRS. Under Brazilian GAAP, we recognized PDPs as accounts receivable because based on our prior experience, the aircraft manufacturers refunded PDPs to us. Correspondingly, we recognized exchange differences arising in relation to payments in currencies other than Brazilian reais on our income statement.

Expense recognition for stock options issued to employees

Under IFRS, we measure and record the expense of employee services in exchange for stock options based on the grant-date fair value of those awards. This expense is then recognized over the period during which the employee is required to work for us in relation to that award. We estimate the value of the stock options based on the fair value of our preferred shares on the date the grant is made using the “Black-Scholes option pricing model.” Under Brazilian GAAP, the granting of stock options itself did not generate any expense and so the only accounting impact was on the date that the options were exercised, when we increased our capital by the applicable amount based on the exercise price of the options.

Financial statement captions and disclosures

Under IFRS, the presentation of line items on our income statement and on our balance sheet is different to that under Brazilian GAAP. We have included tables below to facilitate understanding of the new presentation

With respect to our income statement:

Income or expense	Classification under IFRS	Classification under
Brazilian GAAP
Gains and losses arising from the	Operating income (expense)	Non-operating income
disposal of property, plant and		(expense)
equipment or from investments or
impairments of fixed assets
Movements in the fair value of	The movements are classified as	Financial result
derivatives relating to the price of oil	a separate line item
Gains and losses from minority	Included as part of “net income	Classified as a separate line
interests in entities not owned by us	(loss)”	item

With respect to our balance sheet:

Asset or liability	Classification under IFRS	Classification under
Brazilian GAAP
Our funds	Marketable securities	Cash and cash equivalents
Deferred income taxes	Non-current assets	Classified as a separate line
item
Minority interests in entities not owned	Classified under “equity”	Classified as a separate line
by us		item

In addition, certain amounts relating to accounts receivable and payable, financial liabilities, revenue and operating expenses were presented under Brazilian GAAP on the face of our income statement or balance sheet, as applicable. Under IFRS, we now group these items together in the corresponding IFRS financial statements and then break them out in the notes to those IFRS financial statements.

Graph 2: Net Income Reconciliation BR GAAP to IFRS – 2Q09

Net income reconciliation - 2Q09
R$ Million

In the second quarter 2009, the impact of such accounting differences in our net result was negative to the IFRS result in R$ 249 million.

B. Our new accounting treatment for “power by the hour” maintenance contracts

Approximately a quarter of the aircraft engines in our fleet are covered by “power by the hour” maintenance contracts, pursuant to which we pay maintenance service providers an hourly rate based on the number of hours flown. Previously, we accounted for these maintenance contracts by recording an expense on our income statement at the time that maintenance activities were actually performed by the maintenance providers. We now account for these maintenance contracts by accruing a liability and an expense based on hours flown, and this is reflected in our IFRS financial statements at and for the years ended December 31, 2008 and 2007.

Financial Performance – IFRS

Table 4: Expenses – Quarter

						2nd quarter

IFRS		In cents of R$ per ASK			In m illions of R$

			Variation			Variation
	2009	2008	(%)	2009	2008	(%)

Operational Incom e	14.96	18.98	-21.2	2,363.0	2,593.9	-8.9
Flight revenue	13.20	17.48	-24.5	2,085.1	2,388.7	-12.7
Domestic	8.14	11.20	-27.3	1,286.3	1,530.3	-15.9
International	3.70	4.41	-16.1	583.9	602.6	-3.1
Cargo	1.36	1.87	-27.3	214.9	255.8	-16.0
Other operating sales and/or services	1.76	1.50	17.3	277.8	205.2	35.4
Sales deductions and taxes	(0.59)	(0.72)	-18.1	(93.4)	(98.7)	-5.4

Net operational incom e	14.37	18.26	-21.3	2,269.6	2,495.2	-9.0

Operational e xpense s
Fuel	(3.93)	(7.23)	-45.6	(619.9)	(988.6)	-37.3
Selling and marketing expenses	(1.57)	(1.64)	-4.3	(247.3)	(223.5)	10.6
Aircraft, engines and equipment leasing	(0.86)	(0.74)	16.2	(136.1)	(100.9)	34.9
Personnel	(3.20)	(3.03)	5.6	(506.1)	(414.4)	22.1
Maintenance and repairs (except personnel)	(1.19)	(0.73)	63.0	(188.6)	(100.1)	88.4
Outsourced services	(1.18)	(1.26)	-6.3	(186.1)	(171.6)	8.4
Landing and take-off and navigation charges	(0.99)	(0.89)	11.2	(156.1)	(121.5)	28.5
Depreciation and amortization	(1.15)	(0.58)	98.3	(181.0)	(79.4)	128.0
Aircraft insurance	(0.10)	(0.08)	25.0	(15.9)	(11.3)	40.7
Others	(1.17)	(1.18)	-0.8	(184.8)	(161.9)	14.1

Total of ope rational e xpe nse s	(15.34)	(17.37)	-11.7	(2,422.0)	(2,373.1)	2.1

Operating profit be fore m ove m e nts in
fair value of fuel derivatives and
revaluation of aircraft	(0.96)	0.89	N.A.	(152.4)	122.2	N.A.
Movements in fair value of fuel derivatives	1.97	0.53	271.7	311.1	73.1	325.6
Gains/(losses) on revaluation of aircraft
recognized in the income statement	(1.91)	(0.88)	117.0	(301.2)	(120.7)	149.5

Operating (loss)/profit	(0.90)	0.55	N.A.	(142.5)	74.5	N.A.
Financial income	7.76	4.48	73.2	1,224.8	611.5	100.3
Financial expense	(1.60)	(2.27)	-29.5	(252.0)	(310.9)	-18.9

Incom e (los s) before incom e and s ocial
contribution taxes	5.26	2.75	91.3	830.3	375.2	121.3
Income tax and social contribution	(1.84)	(0.98)	87.8	(290.0)	(134.2)	116.1

Incom e (los s) before m inority inte re st
Minority interest	(0.00)	0.00	N.A.	(0.6)	0.4	N.A.

Net incom e (los s) for the period				539.6	241.4	123.5

EPS (R$)				3.58	1.60	123.6
EPS (USD)				1.84	1.01	82.3

Gross Revenue – Decreased 8.9% in 2Q09 compared to 2Q08, to R$ 2,363.0 million, due to:

Domestic revenue - Decreased 15.9%, to R$ 1,286.3 million due to the reduction in demand of 0.5% (in RPKs) and to the yield decrease of 17%.

International revenue - Decreased 3.1% to R$ 583.9 due to the yield in Reais decrease of 16% which was impacted by the depreciation of the Real against the US dollar of 22.6%, partially offset by the increase in demand of 15.1% (in RPKs).

Cargo revenue - Decreased 16%, to R$ 214.9 million mainly due to the slowdown in the global economic activity, reducing our transported volumes.

Other revenues - increased 35.4% to R$ 277.8 million due to the increase in sales of our loyalty programs points in 55% to R$ 124 million.

Operational expenses - Increased by 2.1% to R$ 2,422.0 million, in 2Q09 compared to 2Q08 due to the increase in expenses of depreciation and amortization, maintenance and repairs, aircraft insurance third party services and the depreciation of the Real in 22.6% . The CASK decreased 11.7% to 15.34 Real cents and the CASK excluding fuel expenses increased 12.6% to 11.41 Real cents.

Fuel - Decreased 37.3% to R$ 619.9 million mainly due to the mainly due to the decrease in the average expense per liter of 41.8% and the increase of 7.7% in the average stage length, partially compensated by the 7.8% increase in liters consumed and the 22.6% depreciation of the Real. Per ASK decreased 45.6% .

Sales and Marketing - Increased by 10.6% to R$ 247.3 million, representing 10.9% of total net revenues, an increase of 1.9 p.p.. The main reason was the increase in international sales (passenger and cargo) which has higher commercial expenses, partially offset by the incentive expenses reduction in the domestic market. Per ASK reduced 4.3% .

Aircraft, engine and equipment leasing - Increased by 34.9% to R$ 136.1 million, mostly due to the 22.6% depreciation of the Real against the US dollar partially compensated by the Libor interest rate decrease and by the reduction of 1 aircraft classified as operational lease. Per ASK increased 16.2% .

Personnel expenses - Increased by 22.1% to R$ 506.1 million, principally due to the 5.6% increase in headcount from 22,911 to 24,192, to the incorporation of new aircraft types in our fleet, new international stations and the annual salary increase of 8% since December 2008. Per ASK increased 5.6% .

Maintenance and repairs (except personnel) - Increased 88.4% to R$ 188.6 million, mainly due to the engine maintenance, the net increase in our fleet of 19 aircraft, to the increase in flown hours of 9.9% and the depreciation of the Real against the US dollar of 22.6%, partially compensated by the change in our fleet mix (eliminating from our fleet the F100 and MD11 models). Per ASK increased 63%.

Third party services - Increased by 8.4% to R$ 186.1 million due to the increase in consulting services, increase in our international operations (expenses related to international stations and the international distribution – GDS (Global Distribution System)) and by the depreciation of the Real against the US dollar of 22.6% . Per ASK decreased 6.3%

Landing, take-off and navigation charges - Increased 28.5% to R$ 156.1 million, due to the increase in international flights, which expenses are higher than the domestic ones, the navigation charges in consequence of the increase of 11.7% in kilometers flown, the increase of 3.8% in take-offs and the depreciation of the real in 22.6% . Per ASK increased 11.2% .

Depreciation and amortization - Increased 128% to R$ 181.0, mainly due to the increase of 20 aircraft classified as financial leases and to the results of our assets revaluation. Per ASK increased 98.3% .

Aircraft insurance - Increased 40.7% to R$ 15.9 million, mainly due to the net increase of 19 aircraft in our fleet compared to 2Q08 and by the depreciation of the Real against the US dollar of 22.6%, compensated by the reduction in the number of passengers transported in 6.0% . Per ASK increased 25%.

Other expenses - Increased by 14.1% to R$ 184.8 million due to the depreciation of the Real against the US dollar of 22.6%, impacting mainly the expenses related to the international operations. This item is comprised by general provisions, items related to on board services, expenses with passengers, interrupted flights, crew and other expenses. Per ASK decreased 0.8% .

Net financial result – Presented an income of R$ 1,224.8 , mainly due to the positive impact of the exchange rate compared to the 1Q09 that impacted our balance sheet and the mark to market of our future fuel hedge positions.

Net Income - A an income of R$ 539.6 million, as a result of the matters above discussed that represented an increase of 14.1 p.p. in margin, to a positive record of 23.8% .

Table 5: EBITDAR, EBITDA e EBIT calculation

			2009			2008		Variation (%)

	1st		Accum. To June	1st		Accum. To June	1st	2nd	Accum. To June
	quarter	2nd quarter		quarter	2nd quarter		quarter	quarter

Net income before minority interest	17.7	540.2	558	28.9	241.0	270	-39%	124%	107%
Income tax and social contribution	26.3	290.0	316	37.4	134.2	172	-30%	116%	84%
Financial result, net	29.0	(972.7)	-944	(12.5)	(300.7)	-313	-332%	224%	201%
EBIT	72.9	(142.5)	-70	53.8	74.5	128	36%	-291%	-154%

Depreciation and amortization	167.8	181.0	349	100.6	79.4	180	67%	128%	94%

EBITDA	240.7	38.5	279	154.4	153.9	308	56%	-75%	-9%
Rental - Leasing	173.0	136.1	309	125.6	100.9	227	38%	35%	36%

EBITDAR	413.7	174.6	588	280.0	254.8	535	48%	-31%	10%

Net revenue	2,617.8	2,269.6	4,887	2,242.2	2,495.2	4,737	17%	-9%	3%

Margins:
EBIT	2.8	(6.3)	(1.4)	2.4	3.0	2.7	0.4 p.p.	-9.3 p.p.	-4.1 p.p.
EBITDA	9.2	1.7	5.7	6.9	6.2	6.5	2.3 p.p.	-4.5 p.p.	-0.8 p.p.
EBITDAR	15.8	7.7	12.0	12.5	10.2	11.3	3.3 p.p.	-2.5 p.p.	0.7 p.p.

EBIT - EBIT margin was (6.3)% to R$ (142.5), representing a reduction of 9.3 p.p.. It was a consequence of the reduction of 11.7% in CASK and of 21.3% RASK reduction.

EBITDAR - EBITDAR margin was 7.7 % reaching R$ 174.6 million, representing a reduction in the EBITDAR margin of 2.5 p.p. given the facts above mentioned.

Cash Flow

Graph 3: Cash flow – Quarter

Cash flow from operating activities - Operational activities generated R$ 43 million in 2Q089, considering the negative impact of the hedge contracts maturation representing of R$ 160 million.

Cash flow used in investing activities - Cash used in investing activities in 2Q09 represented R$ 76 million, mainly due to property, plant and equipment acquisition, ground support equipments and intangible assets.

Cash flow from financing activities - Cash used in financing activities in 2Q09 was R$ 236 million, mainly due to lease payments.

Hedge

With regards to the fuel hedge, we did not change our future positions.

	Renegotiated position			Original position

	Volume¹	Strike²	Coverage³	Volume¹	Strike²	Coverage³

1Q09	1,927	107	52%	2,730	105	73%
2Q09	1,245	113	33%	1,980	112	53%
3Q09	1,145	110	30%
4Q09	830	109	22%	The hedge renegotiation avoided a cash outflow of USD 95 million in the first half of the year

Total 2009	5,146	109	34%

1Q10	890	114	23%
2Q10	955	115	25%
3Q10	865	114	22%
4Q10	720	113	19%

Total 2010	3,429	114	22%

1Q11	145	107	4%

1 – Volume in thousand barrels
2 – Average strike (USD/barrel)
3 – Projected consumption covered

For the next 12 months following June 30, 2009, the coverage accounts for 25% of the anticipated consumption. The average strike for transactions in the same period is now US$ 113 per barrel. Approximately 65% of the volume in WTI barrels, as of the end of the first quarter, had been renegotiated, representing a reduction of around US$ 95 million of expected disbursements in the first half of 2009.

Indebtedness

Our total liability presented in the balance sheet at the end of the 2Q09 was R$ 6,833.8 million of which 92% was denominated in foreign currency.

Table 6: Breakdown and Maturity of financial debt

US GAAP								R$ thousand

									06.30.2009

Year	Loans	Lease payable	Reorganization of Fokker 100 fleet	Debentures	Bonds	Total	% Total	Leases not included in the balance sheet	Total Debt Adjusted

2009	267,256	602,632	18,032	22,004	7,676	917,600	13%	215,956	1,133,556
2010	13,291	188,332	8,757	166,667	0	377,047	6%	411,514	788,561
2011	98,730	550,725	13,542	166,667	0	829,664	12%	389,664	1,219,328
2012	4,846	538,705	0	166,667	0	710,218	10%	325,741	1,035,959
2013	943	589,656	0	0	0	590,599	9%	223,211	813,810
After 2013	8,225	2,814,924	0	0	585,480	3,408,629	50%	249,166	3,657,795
	393,291	5,284,974	40,331	522,004	593,156	6,833,756	100%	1,815,252	8,649,008
Foreign currency -	343,643	5,284,974	40,331	0	593,156	6,262,104	92%	1,815,252	8,077,356
denominated
Local currency -	49,648	0	0	522,004	0	571,652	8%	0	571,652
denominated

Considering also the off balance sheet debt related to operating leases, our debt reaches R$ 8,649.0 million.

Estimates

We are confident regarding the domestic market recovery, and we decided to revise our demand guidance for 2009. We are increasing the guidance to a range between 7 and 10%, remembering until July it grew 6.6% . Aiming to preserve the cash outflow in this challenging year, we took the decision to postpone the launch of the new international flight, once there are several initial costs related to a new destination.

Graph 4: Fleet projection at year end

We already have a pre financing commitment for the aircraft to be received this year. The average age of our fleet is 5.8 years. Currently we already have 132 aircraft incorporated, the same amount we will end the year.

Table 7: Type of Leases – 2Q09

					Type of Leases

Model	Capacity	Total		Financial		Operational

		2nd quarter

		2009	2008	2009	2008	2009	2008

B777	365 seats	4	-	4	-	-	-
MD-11	289 seats	-	3	-	-	-	3
A340	267 seats	2	2	2	2	-	-
A330	212 / 213 seats	16	12	14	10	2	2
B767	205 seats	3	2	3	2	-	-

Total Wide Body		25	19	23	14	2	5

A321	220 seats	5	3	5	3	-	-
A320	156 / 174 seats	82	74	27	20	55	54
A319	144 seats	20	15	11	9	9	6
F-100	108 seats	-	2	-	-	-	2

Total Narrow Body		107	94	43	32	64	62

Total		132	113	66	46	66	67

The classification presented according to the type of lease contract is required given accounting rules. Contractually, we have only 4 aircraft as financial lease – the B777 models.

Stock Market

Table 8: Shareholders’ position in June 30, 2009

	Ordinary		Preferential
Shareholders	Shares	(%)	Shares	(%)	TOTAL	(%)

Controlling Shareholders	44,883,754	89.42%	24,768,755	24.67%	69,652,509	46.25%
TAM – Empreendimentos e Participações S.A	44,804,238	89.26%	24,768,755	24.67%	69,572,993	46.20%
Agropecuária Nova Fronteira Ltda.	79,516	0.16%	0	0.00%	79,516	0.05%

Other	5,311,295	10.58%	75,621,343	75.33%	80,932,638	53.75%
Amaro Aviation Part SA	5,295,149	10.55%	0	0.00%	5,295,149	3.52%
Treasury stocks	0	0.00%	402,311	0.40%	402,311	0.27%

Minority Shareholders	16,146	0.03%	75,219,032	74.93%	75,235,178	49.96%

Total	50,195,049	100.00%	100,390,098	100.00%	150,585,147	100.00%

In June 30, 2009, our market value was R$ 3.0 billion. Our free float is 53.75%, the average daily trade of our share in BOVESPA and NYSE was about 2.2% of the total free float and the daily trade volume around R$ 17.5 million and USD 7.3 million, in BOVESPA and NYSE respectively in 2Q09.

Graph 5: Stock Performance

Tables

Table 9: Operating data

		2009		2008		Variation (%)

		Accum . To		Accum . To		Accum . To
	2nd quarte r	June	2nd quarter	June	2nd quarter	June

Total
Passengers transported (thousand)	7,086	14,411	7,539	15,091	-6.0	-4.5
RPK (million)	10,179	20,984	9,624	19,727	5.8	6.4
ASK (million)	15,793	31,897	13,665	27,464	15.6	16.1
Load factor - %	64.4	65.8	70.4	71.8	-6.0 p.p.	-6.0 p.p.
Break-even load factor (BELF) - %	68.7	64.8	66.3	68.5	2.4 p.p.	-3.7 p.p.
Average tariff	264	285	283	269	-6.7	5.8
Flight hours	137,467	278,607	125,140	251,466	9.9	10.8
Kilometers flow n by aircraft (million)	82,982	168,227	74,271	149,718	11.7	12.4
Liters of fuel (million)	535,653	1,086,364	497,114	997,894	7.8	8.9
Aircraft utilization (hours per day)	11.6	11.8	12.7	25.3	-8.3	-53.3
Aircraft utilization by track (hours per day)¹	12.2	12.4	13.6	13.6	-10.1	-8.9
Landings	69,616	141,357	67,091	134,631	3.8	5.0
Stage Length	1,192	1,190	1,107	1,112	7.7	7.0
Total number of employees	24,192	24,192	22,911	22,911	5.6	5.6
- TAM Linhas Aéreas	23,460	23,460	22,053	22,053	6.4	6.4
- TAM Mercosur (TAM Airlines)	437	437	635	635	-31.2	-31.2
- TAM Fidelidade (TA M Viagens)	295	295	223	223	32.3	32.3
WTI-NY end (NYMEX) (in US$/Barrel)	70.6	70.6	140	140	-49.6	-49.6
End of period exchange rate	1.9516	1.9516	1.5919	1.5919	22.6	22.6

Domestic Market
Paid passengers transported (thousand)	5,988	12,190	6,449	12,835	-7.1	-5.0
RPK domestic (million)	5,743	11,975	5,771	11,734	-0.5	2.0
RPK scheduled domestic (million)	5,609	11,465	5,527	11,049	1.5	3.8
ASK domestic (million)	9,311	19,024	8,413	16,818	10.7 p.p.	13.1 p.p.
ASK scheduled comestic (million)	9,139	18,418	8,121	16,023	12.5	14.9
Domestic Load factor - %	61.7	62.9	68.6	69.8	-6.9 p.p.	-6.8 p.p.
Market Share - %	46.2	47.9	48.3	49.2	-2.1 p.p.	-1.3 p.p.

International Market²
Paid passengers transported (thousand)	1,098	2,220	1,091	2,256	0.7	-1.6
RPK international (million)	4,435	9,009	3,853	7,993	15.1	12.7
RPK scheduled international (million)	4,424	8,993	3,847	7,968	15.0	12.9
ASK international (million)	6,482	12,873	5,252	10,646	23.4	20.9
ASK scheduled international (million)	6,455	12,826	5,240	10,601	23.2	21.0
International Load factor - %	68.4	70.0	73.4	75.1	-4.9 p.p.	-5.1 p.p.
Market Share - % [3]	86.6	86.0	74.0	70.6	12.6 p.p.	15.4 p.p.

¹ Does not include aircraft in maintenace or reserve.
² International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numb ers.
³ Does not include TAM Mercosur figures.

Table 10: Revenue per type of service – BRGAAP

			2009			2008			Variation (%)

			Accum . To			Accum . To	1st	2nd	Accum . To
	1s t quarter	2nd quarter	June	1st quarter	2nd quarter	June	quarter	quarter	June

Dom es tic Re venue
- Pax
Scheduled - PAX	1,381,308	1,267,376	2,648,684	1,275,013	1,504,724	2,779,737	8.3%	-15.8%	-4.7%
Charter - PAX	61,171	18,950	80,121	45,544	25,623	71,167	34.3%	-26.0%	12.6%

Total	1,442,479	1,286,326	2,728,805	1,320,557	1,530,347	2,850,904	9.2%	-15.9%	-4.3%

International
Re venue - Pax
Scheduled - PAX	795,149	580,798	1,375,947	610,902	601,769	1,212,671	30.2%	-3.5%	13.5%
Charter - PAX	1,710	3,096	4,807	2,405	814	3,219	-28.9%	280.4%	49.3%

Total	796,859	583,895	1,380,754	613,307	602,583	1,215,890	29.9%	-3.1%	13.6%

Cargo revenue
Domestic cargo	97,908	110,024	207,932	94,038	117,724	211,762	4.1%	-6.5%	-1.8%
International cargo	110,481	104,868	215,350	120,398	138,060	258,458	-8.2%	-24.0%	-16.7%

Total	208,389	214,893	423,282	214,436	255,784	470,220	-2.8%	-16.0%	-10.0%

Other Operating
Re venue
Loyalty program	208,346	156,007	364,353	90,062	101,400	191,462	131.3%	53.9%	90.3%
Expired tickets and	64,179	133,670	197,849	96,511	113,958	210,469	-33.5%	17.3%	-6.0%
other
Agency of trip and	14,728	19,988	34,716	12,039	10,994	23,033	22.3%	81.8%	50.7%
tourism

Total	287,253	309,665	596,918	198,612	226,352	424,964	44.6%	36.8%	40.5%

Gross Reve nue	2,734,981	2,394,778	5,129,759	2,346,912	2,615,066	4,961,978	16.5%	-8.4%	3.4%

Table 11: Revenue per type of service – IFRS

			2009			2008			Variation (%)

			Accum . To			Accum . To	1st	2nd	Accum . To
	1st quarter	2nd quarter	June	1st quarte r	2nd quarter	June	quarter	quarter	June

Domestic Revenue
- Pax
Scheduled - PAX	1,381,308	1,267,376	2,648,684	1,275,013	1,504,724	2,779,737	8.3%	-15.8%	-4.7%
Charter - PAX	61,171	18,950	80,121	45,544	25,623	71,167	34.3%	-26.0%	12.6%

Total	1,442,479	1,286,326	2,728,805	1,320,557	1,530,347	2,850,904	9.2%	-15.9%	-4.3%

International
Revenue - Pax
Scheduled - PAX	795,149	580,798	1,375,947	610,902	601,769	1,212,671	30.2%	-3.5%	13.5%
Charter - PAX	1,710	3,096	4,807	2,405	814	3,219	-28.9%	280.4%	49.3%

Total	796,859	583,895	1,380,754	613,307	602,583	1,215,890	29.9%	-3.1%	13.6%

Cargo reve nue
Domestic cargo	97,908	110,024	207,932	94,038	117,724	211,762	4.1%	-6.5%	-1.8%
International cargo	110,481	104,868	215,350	120,398	138,060	258,458	-8.2%	-24.0%	-16.7%

Total	208,389	214,893	423,282	214,436	255,784	470,220	-2.8%	-16.0%	-10.0%

Other Operating
Re venue
Loyalty program	184,913	124,183	309,096	70,112	80,251	150,363	163.7%	54.7%	105.6%
Expired tickets and	64,179	133,670	197,849	96,511	113,958	210,469	-33.5%	17.3%	-6.0%
other
Agency of trip and	14,728	19,988	34,716	12,039	10,994	23,033	22.3%	81.8%	50.7%
tourism

Total	263,819	277,841	541,661	178,662	205,203	383,865	47.7%	35.4%	41.1%

Gross Reve nue	2,711,547	2,362,954	5,074,502	2,326,962	2,593,917	4,920,879	16.5%	-8.9%	3.1%

Table 12: Expenses – Accumulated (in R$ million) – BRGAAP

BR GAAP	In m illions of R$

		2009			2008

	1st quarter	2nd	Accum . To	1st	2nd	Accum . To	Variation
		quarter	June	quarter	quarter	June	Acum (%)

Operational Income	2,735.0	2,394.8	5,129.8	2,346.9	2,615.1	4,962.0	3.4
Flight revenue	2,447.7	2,085.1	4,532.8	2,148.3	2,388.7	4,537.0	-0.1
Domestic	1,442.5	1,286.3	2,728.8	1,320.6	1,530.3	2,850.9	-4.3
International	796.9	583.9	1,380.8	613.3	602.6	1,215.9	13.6
Cargo	208.4	214.9	423.3	214.4	255.8	470.2	-10.0
Other operating sales and/or services revenues	287.3	309.7	596.9	198.6	226.4	425.0	40.4
Sales deductions and taxes	(96.0)	(96.3)	(192.3)	(86.7)	(100.6)	(187.3)	2.7

Net operational Income	2,639.0	2,298.5	4,937.5	2,260.3	2,514.4	4,774.7	3.4

Operational expenses
Fuel	(695.1)	(619.9)	(1,315.0)	(844.8)	(988.6)	(1,833.4)	-28.3
Selling and marketing expenses	(155.6)	(249.3)	(404.9)	(241.7)	(227.0)	(468.8)	-13.6
Aircraft, engines and equipment leasing	(173.0)	(136.1)	(309.1)	(125.6)	(100.9)	(226.6)	36.4
Personnel	(521.4)	(506.1)	(1,027.5)	(405.6)	(414.4)	(820.0)	25.3
Maintenance and review s (except personnel)	(210.3)	(188.6)	(398.9)	(97.1)	(100.1)	(197.2)	102.3
Outsourced services	(203.4)	(186.1)	(389.5)	(139.5)	(171.6)	(311.1)	25.2
Landing and take-off and navigation charges	(145.6)	(156.1)	(301.8)	(123.3)	(121.5)	(244.8)	23.3
Depreciation and amortization	(137.6)	(150.7)	(288.3)	(96.6)	(75.3)	(172.0)	67.6
Aircraft insurance	(15.9)	(15.9)	(31.8)	(12.9)	(11.3)	(24.2)	31.4
Others	(155.2)	(242.0)	(397.2)	(101.2)	(155.5)	(256.6)	54.8

Total of operational expenses	(2,413.1)	(2,450.9)	(4,864.0)	(2,188.4)	(2,366.3)	(4,554.6)	6.8

Gross profit	225.9	(152.4)	73.5	71.9	148.2	220.1	-66.6

Financial income (expense)	(91.3)	1,283.9	1,192.6	16.0	373.8	389.8	206.0
Other operating expenses. Net	(37.2)	57.1	20.0	12.3	(6.4)	5.9	239.0

Operating Income (loss)	97.4	1,188.6	1,286.0	100.2	515.5	615.7	108.9
Income tax and social contribution	(35.0)	(399.1)	(434.1)	(41.7)	(178.9)	(220.6)	96.8

Income (loss) be fore m inority interest	62.4	789.5	851.9	58.4	336.7	395.1	115.6
Minority interest	(0.6)	(0.6)	(1.3)	(0.1)	0.4	0.2	N.A.
Reversal of interest on equity	0.0	0.0	0.0	0.0	0.0	0.0	N.A.

Net Income (loss ) for the period	61.8	788.9	850.7	58.3	337.0	395.4	115.1

EPS (R$)	0.41	5.24	5.65	0.39	2.24	2.63	-7.3
EPS (USD)	0.18	2.68	2.89	0.22	1.41	1.65	-7.3

Table 13: Expenses – Accumulated (per ASK) – BRGAAP

BR GAAP			In cents of R$ per ASK

		2009			2008

	1st	2nd	Accum .	1st	2nd	Accum .	Variation
	quarte r	quarter	To June	quarter	quarte r	To June	Acum (%)

Operational Income	16.98	15.16	16.08	17.01	19.14	18.07	-11.0
Flight revenue	15.20	13.20	14.21	15.57	17.48	16.52	-14.0
Domestic	8.96	8.14	8.56	9.57	11.20	10.38	-17.5
International	4.95	3.70	4.33	4.44	4.41	4.43	-2.3
Cargo	1.29	1.36	1.33	1.55	1.87	1.71	-22.2
Other operating sales and/or services revenues	1.78	1.96	1.87	1.44	1.66	1.55	20.6
Sales deductions and taxes	(0.60)	(0.61)	(0.60)	(0.63)	(0.74)	(0.68)	-11.8

Ne t ope rational Income	16.39	14.55	15.48	16.38	18.40	17.39	-11.0

Operational expenses
Fuel	(4.32)	(3.93)	(4.12)	(6.12)	(7.23)	(6.68)	-38.3
Selling and marketing expenses	(0.97)	(1.58)	(1.27)	(1.75)	(1.66)	(1.71)	-25.7
Aircraft, engines and equipment leasing	(1.07)	(0.86)	(0.97)	(0.91)	(0.74)	(0.82)	18.3
Personnel	(3.24)	(3.20)	(3.22)	(2.94)	(3.03)	(2.99)	7.7
Maintenance and review s (except personnel)	(1.31)	(1.19)	(1.25)	(0.70)	(0.73)	(0.72)	73.6
Outsourced services	(1.26)	(1.18)	(1.22)	(1.01)	(1.26)	(1.13)	8.0
Landing and take-off and navigation charges	(0.90)	(0.99)	(0.95)	(0.89)	(0.89)	(0.89)	6.7
Depreciation and amortization	(0.85)	(0.95)	(0.90)	(0.70)	(0.55)	(0.63)	42.9
Aircraft insurance	(0.10)	(0.10)	(0.10)	(0.09)	(0.08)	(0.09)	11.1
Others	(0.96)	(1.53)	(1.25)	(0.73)	(1.14)	(0.93)	34.4

Total of operational expenses	(14.98)	(15.52)	(15.25)	(15.86)	(17.32)	(16.58)	-8.0

Gross profit	1.40	-0.96	0.23	0.52	1.08	0.80	-71.3
	0.00	0.00	0.00	0.00	0.00	0.00	0
Financial income (expense)	(0.57)	8.13	3.74	0.12	2.74	1.42	163.4
Other operating expenses. Net	(0.23)	0.36	0.06	0.09	(0.05)	0.02	200.0

Operating Income (loss)	0.60	7.53	4.03	0.73	3.77	2.24	79.9
Income tax and social contribution	(0.22)	(2.53)	(1.36)	(0.30)	(1.31)	(0.80)	70.0

Income (loss) be fore m inority interest	0.39	5.00	2.67	0.42	2.46	1.44	85.4
Minority interest	(0.00)	(0.00)	(0.00)	(0.00)	0.00	0.00	N.A.
Reversal of interest on equity	0.00	0.00	0.00	0.00	0.00	0.00	N.A.

	0.00	0.00	0.00	0.00	0.00	0.00	0
Ne t Income (loss) for the pe riod	0.38	5.00	2.67	0.42	2.47	1.44	85.4

Table 14: Expenses – Accumulated (in R$ million) – IFRS

IFRS			In m illions of R$

		2009			2008

	1st quarter	2nd quarter	Accum . To	1st	2nd quarter	Accum . To	Variation
			June	quarter		June	Accum (%)

Operational Income	2,711.5	2,363.0	5,074.5	2,327.0	2,593.9	4,920.9	3.1
Flight revenue	2,447.7	2,085.1	4,532.8	2,148.3	2,388.7	4,537.0	-0.1
Domestic	1,442.5	1,286.3	2,728.8	1,320.6	1,530.3	2,850.9	-4.3
International	796.9	583.9	1,380.8	613.3	602.6	1,215.9	13.6
Cargo	208.4	214.9	423.3	214.4	255.8	470.2	-10.0
Other operating sales and/or services revenues	263.8	277.8	541.7	178.7	205.2	383.9	41.1
Sales deductions and taxes	(93.8)	(93.4)	(187.1)	(84.8)	(98.7)	(183.5)	2.0

Net ope rational Income	2,617.8	2,269.6	4,887.4	2,242.2	2,495.2	4,737.4	3.2

Operational expenses
Fuel	(695.1)	(619.9)	(1,315.0)	(844.8)	(988.6)	(1,833.4)	-28.3
Selling and marketing expenses	(157.6)	(247.3)	(404.9)	(241.2)	(223.5)	(464.7)	-12.9
Aircraft, engines and equipment leasing	(173.0)	(136.1)	(309.1)	(125.6)	(100.9)	(226.6)	36.4
Personnel	(521.4)	(506.1)	(1,027.5)	(405.6)	(414.4)	(820.0)	25.3
Maintenance and repairs (except personnel)	(210.3)	(188.6)	(398.9)	(97.1)	(100.1)	(197.2)	102.3
Outsourced services	(203.4)	(186.1)	(389.5)	(139.5)	(171.6)	(311.1)	25.2
Landing and take-off and navigation charges	(145.6)	(156.1)	(301.8)	(123.3)	(121.5)	(244.8)	23.3
Depreciation and amortization	(167.8)	(181.0)	(348.8)	(100.6)	(79.4)	(180.0)	93.8
Aircraft insurance	(15.9)	(15.9)	(31.8)	(12.9)	(11.3)	(24.2)	31.4
Others	(192.3)	(184.8)	(377.2)	(101.2)	(161.9)	(263.0)	43.4

Total of operational expens es	(2,482.5)	(2,422.0)	(4,904.5)	(2,191.9)	(2,373.1)	(4,564.9)	7.4

Operating profit before m ovem ents in fair
value of fuel derivatives and revaluation of
aircraft	135.25	(152.39)	(17.14)	50.29	122.16	172.45	N.A.
Movements in fair value of fuel derivatives	(62.35)	311.14	248.79	3.51	73.08	76.59	224.8
Gains/(losses) on revaluation of aircraft
recognized in the income statement	-	(301.24)	(301.24)	-	(120.71)	(120.71)	149.5

Operating (los s)/profit	72.90	(142.49)	(69.59)	53.79	74.53	128.33	N.A.
Financial income	262.07	1,224.78	1,486.85	151.72	611.53	763.25	94.8
Financial expense	(291.03)	(252.05)	(543.08)	(139.22)	(310.86)	(450.07)	20.7

Income (loss) before Income and social
contribution taxes	43.94	830.25	874.19	66.30	375.20	441.50	98.0
Income tax and social contribution	(26.27)	(290.02)	(316.29)	(37.43)	(134.19)	(171.62)	84.3

Income (loss) before m inority interest	17.67	540.24	557.90	28.86	241.01	269.87	106.7
Minority interest	(0.63)	(0.62)	(1.25)	(0.13)	0.38	0.25	N.A.

Net Income (los s) for the pe riod	17.04	539.62	556.65	28.74	241.38	270.12	106.1

Earnings per share (R$)	0.11	3.58	3.70	0.19	1.60	1.79	-10.6
Earnings per ADS (USD)	0.05	1.84	1.89	0.11	0.82	1.13	-27.1

Table 15: Expenses – Accumulated (per ASK) – BRGAAP

IFRS			In cents of R$ per ASK

		2009			2008

	1st	2nd	Accum . To	1st	2nd	Accum .	Variation
	quarter	quarter	June	quarter	quarter	To June	Acum (%)

Operational Income	16.84	14.96	15.91	16.86	18.98	17.92	-11.2
Flight revenue	15.20	13.20	14.21	15.57	17.48	16.52	-14.0
Domestic	8.96	8.14	8.56	9.57	11.20	10.38	-17.5
International	4.95	3.70	4.33	4.44	4.41	4.43	-2.3
Cargo	1.29	1.36	1.33	1.55	1.87	1.71	-22.2
Other operating sales and/or services revenues	1.64	1.76	1.70	1.29	1.50	1.40	21.4
Sales deductions and taxes	(0.58)	(0.59)	(0.59)	(0.61)	(0.72)	(0.67)	-11.9

Net operational Income	16.26	14.37	15.32	16.25	18.26	17.25	-11.2

Operational expenses
Fuel	(4.32)	(3.93)	(4.12)	(6.12)	(7.23)	(6.68)	-38.3
Selling and marketing expenses	(0.98)	(1.57)	(1.27)	(1.75)	(1.64)	(1.69)	-24.9
Aircraft, engines and equipment leasing	(1.07)	(0.86)	(0.97)	(0.91)	(0.74)	(0.82)	18.3
Personnel	(3.24)	(3.20)	(3.22)	(2.94)	(3.03)	(2.99)	7.7
Maintenance and repairs (except personnel)	(1.31)	(1.19)	(1.25)	(0.70)	(0.73)	(0.72)	73.6
Outsourced services	(1.26)	(1.18)	(1.22)	(1.01)	(1.26)	(1.13)	8.0
Landing and take-off and navigation charges	(0.90)	(0.99)	(0.95)	(0.89)	(0.89)	(0.89)	6.7
Depreciation and amortization	(1.04)	(1.15)	(1.09)	(0.73)	(0.58)	(0.66)	65.2
Aircraft insurance	(0.10)	(0.10)	(0.10)	(0.09)	(0.08)	(0.09)	11.1
Others	(1.19)	(1.17)	(1.18)	(0.73)	(1.18)	(0.96)	22.9

Total of operational expenses	(15.42)	(15.34)	(15.38)	(15.88)	(17.37)	(16.62)	-7.5

Operating profit before m ovem ents in fair
value of fuel derivatives and revaluation of
aircraft	0.84	(0.96)	(0.05)	0.36	0.89	0.63	N.A.
Movements in fair value of fuel derivatives	(0.39)	1.97	0.78	0.03	0.53	0.28	178.6
Gains/(losses) on revaluation of aircraft
recognized in the income statement	-	(1.91)	(0.94)	-	(0.88)	(0.44)	113.6

Operating (loss)/profit	0.45	(0.90)	(0.22)	0.39	0.55	0.47	N.A.
Financial income	1.63	7.76	4.66	1.10	4.48	2.78	67.6
Financial expense	(1.81)	(1.60)	(1.70)	(1.01)	(2.27)	(1.64)	3.7

Income (loss) before Income and social
contribution taxes	0.27	5.26	2.74	0.48	2.75	1.61	70.2
Income tax and social contribution	(0.16)	(1.84)	(0.99)	(0.27)	(0.98)	(0.62)	59.7

Income (loss) before m inority interest	0.11	3.42	1.75	0.21	1.76	0.98	78.6
Minority interest	(0.00)	(0.00)	(0.00)	(0.00)	0.00	0.00	N.A.

Net Income (loss) for the period	0.11	3.42	1.75	0.21	1.77	0.98	78.6

Balance Sheet

Table 16: Condensed Balance Sheet – BRGAAP

	06/30/09	03/31/09		06/30/09	03/31/09
Total assets			Total liabilities and stockholders'
	12,411,051	13,079,346	equity	12,411,051	13,079,346
Current assets	2,556,516	3,097,956	Current liabilities	3,237,048	3,572,136
Cash and bank balances	817,379	1,084,959	Loans and financing	267,256	305,691
Cash and cash equivalents	671,899	840,427	Debentures	22,004	9,330
Marketable securities	145,480	244,532	Suppliers	336,782	400,674
Receivables			Taxes, charges and
	1,106,138	1,380,028	contributions	179,283	169,454
Trade accounts receivable	1,106,138	1,380,028	Dividends payable	599	599
Sundry credits	0	0	Other	2,431,124	2,686,388
Inventories	253,608	250,044	Leases	602,632	705,429
Other	379,391	382,925	Salaries and social charges	337,691	313,505
Taxes recoverable	140,641	134,627	Advance ticket sales	929,673	784,289
Deferred income tax and
social contribution	63,342	60,629	TAM loyalty program	46,515	44,494
Prepaid expenses			Income tax and social
	90,846	87,125	contribution payable	479	588
Aircraft insurance			Reorganization of Fokker 100
	27,281	42,603	fleet	18,032	20,656
Other receivables	57,281	57,941	Senior notes	7,676	22,055
Long-term assets			Derivative financial
	9,854,535	9,981,390	instruments	307,141	566,200
Long-term receivables			Deferred gain on sale-
	1,440,973	1,575,494	leaseback	32,085	32,085
Sundry receivables			Deferred income tax and
	240,371	242,272	social contribution	33,597	4,953
Marketable Securities	240,371	242,272	Other	115,603	192,134
Others	1,200,602	1,333,222	Long-term liabilities	7,784,550	8,896,220
Deposits in guarantee	72,571	91,411	Loans and financing	126,035	174,310
Deferred income tax and
social contribution	616,773	693,520	Debentures	500,000	500,000
Advances for aircraft
maintenance	418,611	450,552	Provisions	1,028,138	988,043
Others receivables	92,647	97,739	Provision for contingencies	1,028,138	988,043
Permanent assets	8,413,562	8,405,896	Other	6,130,377	7,233,867
Investments			Obligations under finance
	70	70	leases	4,682,342	5,721,044
Subsidiaries – Goodwill			Deferred income tax and
	0	0	social contribution	390,402	95,966
Other			Reorganization of Fokker
	70	70	100 fleet	22,299	31,648
Property, plant and equipment	8,240,714	8,253,618	Senior Notes	585,480	694,560
Property, plant and			Derivative financial
equipment	7,797,228	7,820,676	instruments	122,590	335,107
Advances to aircraft			Deferred gain on sale-
manufacturers	443,486	432,942	leaseback	99,312	107,334
Intangible assets	172,778	152,208	Other	227,952	248,208
			Minority interest	3,242	4,733
			Stockholders’ equity	1,386,211	606,257
			Paid-up capital	675,497	675,497
			Capital reserves	96,135	92,463
			Capital reserves	74,946	74,946
			Stock option plan	32,559	28,887
			Treasury stocks	(11,370)	(11,370)
			Revaluation reserve	136,762	137,552
			Subsidiary/associated
			companies	136,762	137,552
			Cumulative translation
			adjustments	(11,773)	834
			Cumulative translation
			adjustments	(11,773)	834
			Retained earnings	489,590	(300,089)

Table 17: Condensed Balance Sheet – IFRS

	June 30,	March 31,		June 30,	March 31,
Assets	2009	2009	Liabilities	2009	2009

	(unaudited) (unaudited)			(unaudited)	(unaudited)
Non-current assets			Non-current liabilities
Property, plant and
equipment	8,233,132	9,492,239	Financial liabilities	5,893,857	7,089,914
			Derivative financial
Pre-delivery payments	443,486	432,942	instruments	122,590	335,107
Intangible assets	172,778	152,208	Deferred income	380,794	372,904
Deferred income tax and
social contribution	276,553	246,056	Provisions	1,028,138	988,043
Other non-financial assets	828,686	881,974	Other non-current liabilities	239,152	268,757

	9,954,635	11,205,419		7,664,531	9,054,725

			Current liabilities
Current assets			Trade and other payables	854,355	884,232
Trade and other
receivables	1,333,620	1,616,827	Deferred income	1,243,240	1,081,944
Inventories	209,636	193,447	Current income tax liabilities	479	588
Non-current assets held
for sale	43,972	56,597	Financial liabilities	899,565	1,042,502
			Derivative financial
Income taxes recoverable	136,155	134,627	instruments	307,141	566,200
Cash and cash
equivalents	493,138	616,127	Other current liabilities	133,644	212,792

Other financial assets	324,241	468,832

				3,438,424	3,788,258

	2,540,762	3,086,457

			Total liabilities	11,102,955	12,842,983

			Equity
			Capital and reserves
			attributable to equity holders of
			TAM S.A
			Share capital	675,497	675,497
			Revaluation reserve	604,580	1,222,898
			Other reserves	84,362	93,297
			Retained earnings
			(accumulated deficit)	24,761	(547,532)

				1,389,200	1,444,160

			Minority interest	3,242	4,733

			Total equity	1,392,442	1,448,893

Total assets	12,495,397	14,291,876	Total liabilities and equity	12,495,397	14,291,876

Table 18: Consolidated statement of cash flow under BRGAAP:

	2Q09	2Q08
Net cash generated by operating activities	143,709	65,965
Cash generated by operating activities	(112,604)	267,380
Net income for the quarter / semester	788,889	337,045
Deferred income tax and social contribution	400,169	159,386
Depreciation and amortization	150,573	75,337
Residual value of property, plant and equipment sold	6,695	14,687
Derivative financial instruments	(471,576)	(38,119)
Foreign exchange rate variations and net interest	(1,006,962)	(309,263)
Provisions for contingencies	25,837	24,662
Minority interest	619	(372)
Other	(6,848)	4,017
(Increase) decrease in assets and liabilities	256,313	(201,415)
Marketable securities	94,349	(115,457)
Accounts receivable	272,800	(74,119)
Inventories	(3,429)	(7,647)
Recoverable taxes	(1,528)	(7,106)
Prepaid expenses	(3,965)	(8,674)
Judicial deposits	(4,158)	(2,829)
Advances for aircraft maintenance	(40,703)	(33,652)
Other receivable	(21,895)	26,920
Suppliers	(63,893)	6,940
Salaries and social charges	24,186	(3,526)
Advance ticket sales	145,384	76,937
Taxes and tariffs payable	9,830	3,818
Empresas controladas	0	0
Interest paid	(77,333)	(62,984)
Tax paid	(3,163)	0
Insurance	15,322	10,899
Other payables	(85,491)	(10,935)
Other	0	0
Net cash generated by investing activities	(76,093)	(134,023)
Advances to aircraft manufactures	(6,794)	(79,436)
Deposits in guarantee	5,086	(4,043)
Acquisition of property, plant and equipment	(45,823)	(39,061)
Purchase of intangible assets	(35,170)	(11,483)
Marketable securities	6,608
Net cash generated by financing activities	(236,144)	(264,736)
Loans and financing	(93,556)	(172,375)
Leases	(142,588)	(14,432)
Debentures	0	(4,791)
Dividends paid	0	(72,017)
Treasury stock	0	(1,121)
Increase (decrease) in cash and cash equivalents	(168,528)	(332,794)
Cash and cash equivalents at the beginning of the quarter	840,427	1,274,143
Cash and cash equivalents at the end of the quarter	671,899	941,349

Table 19: Consolidated statement of cash flow under IFRS:

	Quarter ended

	June 30,	June 30,
	2009	2008

Cash flows from operating activities (Note 14)	268,419	391,751
Tax paid	(3,164)
Interest paid	(77,333)	(61,755)

Net cash generated from operating activities	187,922	329,996

Cash flows from investing activities
Investment (redemption) of collateral	6,608
Proceeds from sale property, plant and equipment (PPE)	1,326	386
Purchases of property, plant and equipment (PPE)	(45,823)	(39,061)
Purchases of intangible assets	(35,169)	(11,483)
Deposits in guarantee
Reimbursement	8,002	10,540
Deposits made	(2,916)	(14,583)
Pre-delivery payments
Reimbursement	14,133	9,220
Payments	(20,928)	(88,656)

Net cash used in investing activities	(74,767)	(133,637)

Cash flows from financing activities
Purchase of treasury shares		(1,121)
Dividends paid to the Company's stockholders		(72,017)
Short and long-term borrowings
Issuance		26,457
Repayment	(93,556)	(198,833)
Capital element of finance leases	(142,588)	(14,432)
Repayments of debentures		(4,791)

Net cash provided by (used in) from financing activities	(236,144)	(264,737)

Net increase in cash and cash equivalents	(122,989)	(68,378)

Cash and cash equivalents at beginning of period	616,127	234,283

Cash and cash equivalents at end of period	493,138	165,905

Supplementary information on cash flows
Non cash investing and financing activities – acquisition of
aircrafts under finance lease		78,244

Glossary

Paid Passengers transported - Total number of passengers who actually paid and flew on all our flights

RPK - Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK - Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff - Represents the results of the total passenger revenue divided by total paid passengers transported

Yield - Average amount paid per passenger to fly one kilometre.

RASK - Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK - Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

Load factor - Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor (BELF) - is the load factor that equalize passenger revenues and operating expenses

Market Share - Company’s share in the total market demand (measured in RPK)

Capacity Share - Company’s share in the total market offer (measured in ASK)

Flight Hour - Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs - The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts

Libano Miranda Barroso (CFO)

Roberta Noronha (Investor Relations Manager)

Jorge Helito (Investor Relations Coordinator)

Andre Ferreira (Investor Relations Analyst)

Tel.: (5511) 5582-9715

Fax: (5511) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

About Us: (www.tam.com.br)
We have been the domestic market leader since July of 2003, and closed July 2009 with 43.2% of market share. We fly to 42 destinations in Brazil. Through business agreements signed with regional companies, we reach 79 different destinations in Brazil. Our market share among Brazilian companies that operate international flights stood at 86.7% in June. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.3 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment, operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.